EXHIBIT 21.01

Subsidiaries of the Registrant

Subsidiary	State of Incorporation

Martek Biosciences Boulder Corporation	Delaware
Martek Biosciences Kingstree Corporation	Delaware
Martek Biosciences (Shanghai) Trading Co., Ltd	China
Amerifit Brands, Inc.	Delaware
Amerifit, Inc.	Delaware
Estroven Ltd.	United Kingdom
Amerifit Pharma, Inc.	Massachusetts